October 16, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Mr. Jeffrey Foor

Document Control – EDGAR

RE:	Columbia Funds Series Trust II (the Registrant)

Columbia Absolute Return Emerging Markets Macro Fund

Columbia Absolute Return Enhanced Multi-Strategy Fund

Columbia Absolute Return Multi-Strategy Fund

Columbia Active Portfolios – Diversified Equity Income Fund

Columbia Commodity Strategy Fund

Columbia Diversified Equity Income Fund

Columbia Dividend Opportunity Fund

Columbia Flexible Capital Income Fund

Columbia High Yield Bond Fund

Columbia Mid Cap Value Opportunity Fund

Columbia Multi-Advisor Small Cap Value Fund

Columbia Seligman Communications and Information Fund

Columbia U.S. Government Mortgage Fund

Post-Effective Amendment No. 97

File No. 333-131683/811-21852

Dear Mr. Foor:

Registrant is filing Post-Effective Amendment No. 97 on Form N-1A pursuant to Rule 485(b) to submit an Interactive Data File on behalf of the above-referenced series in accordance with General Instruction C.3.(g) of Form N-1A. The Interactive Data File reflects information provided in response to Items 2, 3 and 4 in Post-Effective Amendment No. 95, which was filed electronically on September 27, 2013.

If you have any questions regarding this filing, please contact either Joseph L. D’Alessandro at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen Vice President and Chief Counsel Ameriprise Financial, Inc.